

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 13, 2015

Via U.S. Mail
Luke LaLonde
President, Chief Executive Officer and Chief Financial Officer
SuperDirectories, Inc.
5337 Route 374
Merrill, New York 12955

      Re: SuperDirectories, Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2013
              Filed January 15, 2014
              File No. 000-51533

Dear Mr. LaLonde:

We issued comments on the above captioned filing on July 16, 2014. On September 24, 2015, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Joyce Sweeney, Staff Accountant, at 202-551-3449 if you have any questions.

              Sincerely,

              /s/ Barbara C. Jacobs

              Barbara C. Jacobs
              Assistant Director
              Office of Information Technologies
              and Services